Exhibit 99.3
THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF HURRAY! HOLDING CO., LTD.
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 28, 2010
(OR AT ANY ADJOURNMENT THEREOF)
The undersigned1,                                                              [insert name]
of                                                                                                      [insert address], being shareholder
of                                                             2 ordinary shares of HURRAY! HOLDING CO., LTD., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement (the “Proxy Statement”) (either through the Internet or paper or email copy), each dated June 25, 2010, and hereby appoints Xiaomei Pang as our proxy, with full power to her, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on July 28, 2010 at 10:00 a.m., Beijing time, Boardroom I, Business Centre, 3/F, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of such proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting of shareholders and in the proxy statement previously furnished to the undersigned either though the Internet or paper or email copy.
This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder3. If no direction is made, this proxy will be voted FOR the following proposals:
1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

3.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR.” IF YOU WISH TO VOTE AGAINST ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST.” Failure to complete any or all the boxes will entitle your proxy to cast her votes at her discretion. Your proxy will also be entitled to vote at her discretion on any resolution properly put to the meeting other than those referred to in the Notice of the 2010 Annual General Meeting of Shareholders.
PROPOSAL NO. 1:	Approve (i) the issuance of 553,846,154 ordinary shares of Hurray! Holding Co., Ltd. (“Hurray!”) in connection with the acquisition of (A) Shanghai Yisheng Network Technology Co., Ltd, a limited liability company formed under the laws of the People’s Republic of China (“Shanghai Yisheng”) and (B) certain contracts relating to Shanghai Yisheng, between Shanda Computer (Shanghai) Co. Ltd., a limited liability company formed under the laws of the People’s Republic of China, and Ms. Dongxu Wang, and (ii) the sale of Hurray!’s wireless value-added services and recorded music businesses to Shanda Interactive Entertainment Limited (“Shanda”) in exchange for an aggregate of US$36,944,267 in cash, subject to adjustment, pursuant to a Master Transaction Agreement by and between Shanda and Hurray!, dated as of June 1, 2010 as described in more detail in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 2:	Approve, AS A SPECIAL RESOLUTION, the change of Hurray!’s name to Ku6 Media Co., Ltd.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 3:	Elect the following nine directors to hold office until the next annual general meeting of shareholders and until such directors’ successors are elected and duly qualified, or until such directors’ earlier death, bankruptcy, insanity, resignation or removal:
1. Tianqiao Chen
2. Danian Chen
3. Grace Wu
4. Haifa Zhu
5. Haibin Qu
6 Shanyou Li
7. Wenwen Niu
8. Zheng Wu
9. Tongyu Zhou

☐ FOR ALL NOMINEES	☐ AGAINST ANY INDIVIDUAL NOMINEE (WRITE NUMBER(S) OF NOMINEE(S) BELOW).	☐ WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE (WRITE NUMBER(S) OF NOMINEE(S) BELOW).

DATED: , 2010

SHAREHOLDER NAME[4]:

Signature

Signature
This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their stock certificate, and returned promptly in the enclosed envelope or to us at Attention: Legal Counsel,
11/F, China Railway Construction Plaza, No. 20 Shijingshan Road, Shijingshan District, Beijing 100131, The
People’s Republic of China. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.
Please date, sign and mail this proxy card back as soon as possible to ensure receipt by us before
July 28, 2010!
4.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be under the hand of an officer or attorney duly authorized on that behalf.

5.	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company.

6.	Completion and delivery of this form of proxy will not preclude you from attending and voting at the annual general meeting if you so wish and in such event, this form of proxy shall be deemed to be revoked.

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